FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Q3 2016 Interim Management Statement

Exhibit No. 1	Notice of GM dated 17 January 2019
Exhibit No. 2	Form 8.3 Disclosure dated 25 January 2019
Exhibit No. 3	Director/PDMR Shareholding dated 29 January 2019
Exhibit No. 4	Total Voting Rights dated 31 January 2019

Exhibit No. 1

The Royal Bank of Scotland Group plc ("RBS")
17 January 2019

Circular and Notice of General Meeting and Form of Proxy

A special resolution (the Resolution) seeking authority from shareholders to make off-market purchases of Ordinary Shares from HM Treasury (or its nominee) will be proposed at a General Meeting to be held on Wednesday, 6 February 2019.

The Directors consider it may, in certain circumstances, be in the best interests of the Company and its shareholders for the Company to purchase its own shares from HM Treasury. The Company may agree with HM Treasury (or its nominee) to make off-market purchases of its Ordinary Shares at such times and on such number of occasions as the Directors may determine:

(a)       by way of one or more standalone purchases;

(b)     through a non-discretionary, broker-managed directed trading programme (subject to certain parameters); or

(c)      in conjunction with any offer or sale by HM Treasury (or its nominee) by way of or including an institutional placing.

Any such off-market purchases shall be made at the relevant market price on the date the Ordinary Shares are contracted to be purchased or, if made in conjunction with an institutional placing by HM Treasury (or its nominee), at the placing or offering price as determined through an open-market bookbuilding process, and otherwise on the terms and conditions of the Directed Buyback Contract, which are summarised in the Circular and Notice of General Meeting.

The purpose of the Directed Buyback Contract is to give the Company the flexibility, if appropriate at the relevant time and with the agreement of HM Treasury, to help facilitate the return of the Company to full private ownership through the use of the Company's excess capital. The Directors will only make off-market purchases with HM Treasury's agreement and where, in light of market conditions prevailing generally at the time, they consider that such off-market purchases will be in the best interests of shareholders as a whole.

The Board considers that the Resolution is in the best interests of the Company and its shareholders as a whole and unanimously recommends that all shareholders vote in favour of the Resolution as the members of the Board intend to do, or to procure, in respect of their own beneficial shareholdings.

Full details of the proposal are set out in the Circular and Notice of General Meeting.

RBS Chairman Howard Davies said:
"This resolution would provide the bank with the flexibility to use some of its excess capital to buy back Government shares at a time and price agreed with HM Treasury. The Board believes that this is in the best interests of the bank and its shareholders by helping to facilitate the return of the company to full private ownership."

The RBS General Meeting will be held on Wednesday, 6 February 2019 at 3.00 pm at the RBS Conference Centre, RBS Gogarburn, Edinburgh EH12 1HQ and the Circular and Notice of General Meeting will also available to view at www.rbs.com/gm

Copies of the above documents will be submitted to the National Storage Mechanism today and will be available for inspection at: www.morningstar.co.uk/uk/NSM

The documents will be mailed or made available to shareholders today, the documents will also be available at www.rbs.com/gm

Name of contact and telephone number for queries:-
Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 2

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE~~/DEALING DISCLOSURE~~ BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	MedicX Fund Limited
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	24 January 2019
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	 ~~YES /~~ NO ~~/ N/A~~ If YES, specify which:

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	6,557,653	1.48	0	0.00
(2) Cash-settled derivatives:	0	0	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0	0	0.00
TOTAL:	6,557,653	1.48	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product descriptione.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	25 January 2019
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 3

29 January 2019

The Royal Bank of Scotland Group plc ('the Company')

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Company announces that the trustee of The Royal Bank of Scotland Group plc Buy As You Earn Share Plan (the "Plan") purchased the following ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214) on the date stated below on behalf of PDMR Chris Marks, Chief Executive, NatWest Markets Plc, as a participant in the Plan.

Number of Shares purchased	Date of purchase	Purchase price
62	28 January 2019	£2.414

The transaction took place on the London Stock Exchange (XLON).

For further information contact:-

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

RBS Media Relations
+44(0)131 523 4205

Legal Entity Identifier:
The Royal Bank of Scotland Group plc - 2138005O9XJIJN4JPN90
NatWest Markets Plc - RR3QWICWWIPCS8A4S074

Exhibit No. 4

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure Guidance and Transparency Rules

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 January 2019 :-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 January 2019
Ordinary shares of £1	12,048,674,549	4	48,194,698,196
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,049,574,549		48,198,298,196

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 January 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary